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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ____)*


                          Genesis Health Ventures, Inc.
                          -----------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.02 per share
                     ---------------------------------------
                         (Title of Class of Securities)

                                   371912-10-6
                                 --------------
                                 (CUSIP Number)

                           Richard A. Ekleberry, Esq.
                               Texas Pacific Group
                           201 Main Street, Suite 2420
                             Fort Worth, Texas 76101
                                 (817) 871-4000

                                 With a copy to:

                               Paul J. Shim, Esq.
                       Cleary, Gottlieb, Steen & Hamilton
                                One Liberty Plaza
                            New York, New York 10006
                                 (212) 225-2000
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 15, 1999
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 10 Pages


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_______________________________________________________________________________

CUSIP No.  371912 10 6              SCHEDULE 13D             Page 2 of 10 Pages
_______________________________________________________________________________

    1      NAME OF REPORTING PERSON
           S.S OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                TPG Advisors II, Inc.
______________________________________________________________________________

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a)  [ ]
                                                                (b)  [X]
______________________________________________________________________________

    3      SEC USE ONLY
______________________________________________________________________________

    4      SOURCE OF FUNDS*
                AF, 00
______________________________________________________________________________

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) OR 2(e)                             [ ]
______________________________________________________________________________

    6      CITIZENSHIP OR PLACE OR ORGANIZATION

                   Delaware

_______________________________________________________________________________
               |     |
               |  7  |   SOLE VOTING POWER
               |     |         0
  NUMBER OF    |_____|________________________________________________________
   SHARES      |  8  |   SHARED VOTING POWER
BENEFICIALLY   |     |
  OWNED BY     |     |   20,478,605*
   EACH        |     |
 REPORTING     |     |   *Subject to the terms of an Irrevocable
PERSON WITH    |     |   Proxy described within under the caption
               |     |   "Item 6-Contracts, Arrangements or Understandings with
               |     |   Respect to Securities of the Issuer-Restructuring
               |     |   Agreement"
               |_____|________________________________________________________
               |     |
               |  9  |   SOLE DISPOSITIVE POWER
               |     |       0
               |_____|________________________________________________________
               |     |
               | 10  |   SHARED DISPOSITIVE POWER
               |     |       20,478,605
_______________|_____|_________________________________________________________

   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                 20,478,605
______________________________________________________________________________

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                             [ ]
______________________________________________________________________________

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                32.5% (See Items 4 and 5.)
______________________________________________________________________________

   14     TYPE OF REPORTING PERSON*
                CO
______________________________________________________________________________
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


                               Page 2 of 10 pages

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Item 1.   Security and Issuer.

     This Statement on Schedule 13D relates to the Common Stock, par value $.02 per share ("Common Stock"), of Genesis Health Ventures, Inc., a Pennsylvania corporation (the "Company"). The principal executive offices of the Company are located at 101 East State Street, Kennett Square, Pennsylvania 19348.

Item 2.   Identity and Background.

     This statement is filed by TPG Advisors II, Inc. ("TPG Advisors II"). The address of the principal business and office of TPG Advisors II is 201 Main Street, Suite 2420, Fort Worth, Texas 76102.

     TPG Advisors II is a Delaware corporation, the principal business of which is to serve as the general partner of TPG GenPar II, L.P., a Delaware limited partnership ("TPG GenPar II"). The principal business of TPG GenPar II to serve as the general partner of TPG Partners II, L.P., a Delaware limited partnership ("TPG II"), TPG Parallel II, L.P., a Delaware limited partnership ("TPG Parallel II"), TPG Investors II, L.P., a Delaware limited partnership ("TPG Investors II") and other related entities, including TPG MC Coinvestment, L.P. ("TPG MC"), engaged in making investments in securities of public and private corporations. TPG II, TPG Parallel II, TPG Investors II, and TPG MC are collectively referred to herein as the "TPG Parties".

     The executive officers and directors of TPG Advisors II are David Bonderman (director and President), James Coulter (director and Executive Vice President), William Price (director and Executive Vice President), Richard Schifter (Vice President), James O'Brien (Vice President and Treasurer) and Richard A. Ekleberry (Vice President and Secretary), each of whom is a natural person. No other persons control the TPG Parties, TPG GenPar II or TPG Advisors II.

     David Bonderman has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Bonderman's principal occupation is as a director and President of TPG Advisors II. Mr. Bonderman is a citizen of the United States.

     James Coulter has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Coulter's principal occupation is as a director and Executive Vice President of TPG Advisors II. Mr. Coulter is a citizen of the United States.

     William Price has his business address at 345 California Street, Suite 3300, San Francisco, California 94104. Mr. Price's principal occupation is as a director and Executive Vice President of TPG Advisors II. Mr. Price is a citizen of the United States.

     Richard Schifter has his business address at 1133 Connecticut Avenue, N.W., Washington, D.C. 20036. Mr. Schifter's principal occupation is as a Vice President of TPG Advisors II. Mr. Schifter is a citizen of the United States.

                               Page 3 of 10 pages



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     James O'Brien has his business address at 201 Main Street, Suite 2420, Fort
Worth, Texas 76102. Mr. O'Brien's principal occupation is as a Vice President and Treasurer of TPG Advisors II. Mr. O'Brien is a citizen of the United States.

     Richard A. Ekleberry has his business address at 201 Main Street, Suite 2420, Fort Worth, Texas 76102. Mr. Ekleberry's principal occupation is as a Vice President and Secretary of TPG Advisors II. Mr. Ekleberry is a citizen of the United States.

     During the last five years, neither TPG Advisors II nor, to the best knowledge of TPG Advisors II, TPG GenPar II or any of the executive officers or directors of TPG Advisors II, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, neither TPG Advisors II nor, to the best knowledge of TPG Advisors II, TPG GenPar II or any of such individuals, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.

     The funds used in connection with the Common Stock Purchase (as defined in Item 4) consisted of $25 million in investment funds obtained through capital commitments made to the TPG Parties by their partners.

     The Preferred Stock Purchase (as defined in Item 4) was effected in consideration for, among other things, the agreement by the TPG Parties to enter into the Amended and Restated Put/Call Agreement (as defined in Item 4).

Item 4.   Purpose of Transaction.

     In October 1997, the Company, the TPG Parties, The Cypress Group L.L.C., a Delaware limited liability company ("Cypress Group"), certain affiliates of Cypress Group and one affiliate of Nazem, Inc., a Delaware corporation ("Nazem" and, together with Cypress Group and TPG II, the "Sponsors") acquired all of the issued and outstanding common stock of Genesis ElderCare Corp, a Delaware corporation ("Genesis ElderCare"). Concurrently therewith, Genesis ElderCare acquired all of the issued and outstanding shares of common stock of The Multicare Companies, Inc.

     Also in October 1997, the Company, the TPG Parties, Cypress Group and an affiliate of Nazem entered into a Put/Call Agreement (the "Put/Call Agreement") pursuant to which the Company had the option to purchase (the "Call") all of the common stock of Genesis ElderCare held by the Sponsors for a period of 270 days, commencing on October 9, 2001, and the Sponsors had the right to require the Company to purchase (the "Put") such common stock held by them for a period of one year, commencing on October 9, 2002. The exercise prices for the Put and the Call were based on a formula designed to calculate the equity value attributable to the common stock of Genesis ElderCare held by the Sponsors plus a portion of the Company's pharmacy business. The right to exercise the Put was to accelerate upon the occurrence of certain specified events.

                               Page 4 of 10 pages



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     On October 8, 1999, the Company, Cypress Group, TPG II and Nazem entered into a Restructuring Agreement to restructure their joint investment in Genesis ElderCare Corp. The information set forth in Item 6 under the caption "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer--Restructuring Agreement" is incorporated herein by reference. Pursuant to the Restructuring Agreement, the Company issued shares of the Company's Series H Senior Convertible Participating Cumulative Preferred Stock, par value $.01 per share (the "Series H Preferred Stock"), and shares of the Company's Series I Senior Convertible Exchangeable Participating Cumulative Preferred Stock, par value $.01 per share (the "Series I Preferred Stock" and, together with the Series H Preferred Stock, the "Preferred Stock"), as follows:
(a) to TPG II, 8,387 shares of Series H Preferred Stock and 6,068 shares of Series I Preferred Stock; (b) to TPG Investors II, 875 shares of Series H Preferred Stock and 633 shares of Series I Preferred Stock; (c) to TPG Parallel II, 572 shares of Series H Preferred Stock and 415 shares of Series I Preferred Stock; (d) to TPG MC, 1,741 shares of Series H Preferred Stock and 1,259 shares of Series I Preferred Stock; (e) to Cypress Group and its affiliates, 12,185 shares of Series H Preferred Stock and 8,815 shares of Series I Preferred Stock; and (f) to an affiliate of Nazem, 609 shares of Series H Preferred Stock and 441 shares of Series I Preferred Stock (such transactions, the "Preferred Stock Purchase"). Pursuant to the terms of the Series H Preferred Stock, TPG II and Cypress Group are entitled jointly (or, in the event that only one of Cypress Group and its affiliates, on the one hand, and TPG II and its affiliates, on the other hand, shall then own or have the right to acquire voting securities of the Company, then such person) to designate a number of directors of the Company representing at least 23% of the total number of directors constituting the full board of directors of the Company. However, for so long as the total number of directors constituting the full board of directors of the Company is nine or fewer, Cypress Group and TPG II will only be entitled to designate two directors on the Company's board of directors. Cypress Group and TPG II will have this right to designate directors so long as they, together with their affiliates, own any combination of the Company's voting securities or securities convertible into or exercisable for voting securities of the Company constituting more that 10% of the Company's total voting power. For purposes of this calculation, the Series I Preferred Stock and the non-voting common stock issued upon conversion of the Series I Preferred Stock will be counted as if they were voting securities. The Certificates of Designation relating to the Preferred Stock are attached as Exhibits B and C to Exhibit 1 hereto and are incorporated by reference herein. Cypress Group and TPG II have exercised this right and appointed two individuals to the Company's board of directors.

     Also pursuant to the Restructuring Agreement, the Sponsors, their affiliates owning Common Stock and the Company have entered into an Amended and Restated Put/Call Agreement, dated as of November 15, 1999 (the "Amended and Restated Put/Call Agreement"), pursuant to which the Sponsors' Put rights as set forth in the Put/Call Agreement were terminated and the Company's Call rights were amended to provide it the right to purchase all of the shares of common stock of Genesis ElderCare held by the Sponsors and their affiliates (and their transferees) for $2,000,000 in cash at any time prior to November 15, 2009. The information set forth in Item 6 under the caption "Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer--Amended and Restated Put/Call Agreement" is incorporated herein by reference.

                               Page 5 of 10 pages



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     Also pursuant to the Restructuring Agreement, the Company issued and sold:
(a) to TPG II, 5,330,250 shares of its Common Stock and warrants to purchase 852,840 shares of Common Stock; (b) to TPG Investors II, 556,000 shares of its Common Stock and warrants to purchase 88,960 shares of Common Stock; and (c) to TPG Parallel II, 363,750 shares of its Common Stock and warrants to purchase 58,200 shares of Common Stock, for an aggregate purchase price of $25,000,000 (such transactions, collectively, the "TPG Stock Purchase"). Also pursuant to the Restructuring Agreement, the Company sold to Cypress Group and its affiliates 6.25 million shares of its Common Stock and warrants to purchase 1 million shares of Common Stock, for a purchase price of $25,000,000 (such transactions, collectively, the "Cypress Stock Purchase" and together with the TPG Stock Purchase, the "Common Stock Purchase").

     The TPG Parties intend to review on a continuing basis their investment in the Company, and the TPG Parties may decide to increase or decrease their investment in the Company depending upon the price and availability of the Company's securities, subsequent developments affecting the Company, the Company's business and prospects, other investment and business opportunities available to the TPG Parties, general stock market and economic conditions, tax considerations and other factors.

     Other than as described above, none of the TPG Parties has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although they reserve the right to develop such plans).

Item 5.   Interest in Securities of the Issuer.

     (a), (b) TPG Advisors II, as the general partner of the general partner of each of the TPG Parties, may be deemed, pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), to beneficially own 6,250,000 shares of Common Stock of the Company.

     In addition, pursuant to Rule 13d-3 under the Exchange Act, TPG Advisors II may be deemed to beneficially own 13,228,604 shares of Common Stock subject to issuance upon conversion of the Series H Preferred Stock acquired in connection with the Preferred Stock Purchase.

     Furthermore, pursuant to Rule 13d-3 under the Exchange Act, TPG Advisors II may be deemed to beneficially own 1,000,000 shares of Common Stock, respectively, that are subject to issuance upon exercise of the warrants acquired in connection with the Common Stock Purchase.

     Accordingly, the percentage of the outstanding Common Stock beneficially owned by TPG Advisors II is 32.5%. TPG Advisors II has the sole power to vote all such shares, subject to the terms of the irrevocable proxy described in Item 5, hereof.

                               Page 6 of 10 pages



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     (c) Except as described herein, no transactions in shares of Common Stock were effected during the past 60 days by any of the TPG Parties or to the best of its knowledge, any of the individuals identified in Item 2.

     (d) Not applicable.

     (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Restructuring Agreement

     Pursuant to the Restructuring Agreement, the Common Stock Purchase and the Preferred Stock Purchase have been completed.

     Pursuant to the Restructuring Agreement, the Company has granted the Sponsors five demand registration rights with respect to the Common Stock, warrants, and Preferred Stock issued pursuant to the Restructuring Agreement and with respect to any securities issued in respect thereof. The Company is required to pay all registration expenses, subject to limitations contained in the Restructuring Agreement. In addition, the Sponsors have "piggyback" registration rights with respect to those securities, subject to reduction by the managing underwriter of that offering, if any, if marketing factors so require.

     The Sponsors and their affiliates which hold Common Stock have given the Company an irrevocable proxy directing the Company to cast for, against or as an abstention in the same proportion as the other Company voting securities are cast, a number of shares of securities of the Company such that the Sponsors and their affiliates together will not have the right to vote more than 35% of the total voting power of the Company in connection with any vote other than a vote relating to an amendment to the Company's articles of incorporation to amend, modify or change the terms of any class or series of preferred stock. This irrevocable proxy will terminate concurrently with the termination of the standstill provision described below. The form of this irrevocable proxy is filed as Exhibit F to Exhibit 1 hereto and is incorporated by reference herein.

     TPG II and Cypress Group and their affiliates owning Common Stock each have a right, subject to the limitations and exceptions contained in the Restructuring Agreement, to participate in future offerings of any shares of, or securities exchangeable, convertible or exercisable for any shares of, any class of the Company's capital stock.

     The Sponsors have agreed that neither they nor their affiliates will, without the Company's prior written consent, either alone or as part or a group, acquire any voting securities of the Company, except pursuant to stock splits, stock dividends or other distributions or offerings made available to holders of the Company voting securities generally. However, these restrictions terminate in the event of certain circumstances set forth in the Restructuring Agreement.


                               Page 7 of 10 pages


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     For so long as TPG II or Cypress Group or their affiliates have the right to designate directors to the Company's board of directors pursuant to the terms of the Series H Preferred Stock, the Company shall not (a) without the consent of two of the directors so designated, enter into any transaction or series of transactions that would constitute a Change of Control (as defined in the Restructuring Agreement) or engage in any transaction pursuant to Rule 13e-3 under the Exchange Act, or (b) without the unanimous consent of the members of the litigation committee of the Company's board of directors, settle any action of law or suit in equity disclosed in any public filing by the Company made with the Securities and Exchange Commission or any claim or demand made by a third party arising out of or related to the facts or circumstances underlying any such action or suit.

     The Restructuring Agreement provides for the reciprocal indemnification between the Company, on the one hand, and the Sponsors, on the other hand, for breaches of representations and warranties and breaches of covenants, subject to certain exceptions set forth in the Restructuring Agreement.

     The Restructuring Agreement is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the Restructuring Agreement.

Amended and Restated Put/Call Agreement

     Pursuant to the Amended and Restated Put/Call Agreement the Sponsors' Put rights as set forth in the Put/Call Agreement were terminated and the Company's Call rights were amended to provide it the right to purchase all of the shares of common stock of Genesis ElderCare not owned by the Company for two million dollars in cash at any time prior to November 15, 2009.

     The Amended and Restated Put/Call Agreement is attached hereto as Exhibit 2 and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the Amended and Restated Put/Call Agreement.

Amended and Restated Stockholders Agreement

     The Sponsors, their affiliates owning Common Stock and the Company have entered into an Amended and Restated Stockholders Agreement, dated as of November 15, 1999 (the "Amended and Restated Stockholders Agreement"), pursuant to which: (a) the Sponsors and their affiliates representing all of the shareholders of Genesis ElderCare other than the Company, will grant to the Company an irrevocable proxy to vote their shares of common stock of Genesis ElderCare on all matters to be voted on by shareholders, including the election of directors; (b) the Company may appoint two-thirds of the members of the Genesis ElderCare board of directors; (c) the Sponsors and their affiliates may sell their Genesis ElderCare stock to any person who agrees to be bound by the Amended and Restated Put/Call Agreement and the Amended and Restated Stockholders Agreement; and (d) the Company may appoint 100% of the members of the operating committee of the board of directors of Genesis ElderCare.


                               Page 8 of 10 pages


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     The Amended and Restated Stockholders Agreement is attached hereto as
Exhibit 3 and is incorporated herein by reference. The foregoing summary is qualified in its entirety by reference to the Amended and Restated Stockholders Agreement.

     Except as set forth in this Statement, none of the Reporting Persons, nor to the best knowledge of the Reporting Persons, any of the persons identified in
Item 2, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.   Material to be Filed as Exhibits

Exhibit 1    Restructuring Agreement

Exhibit 2    Amended and Restated Put/Call Agreement

Exhibit 3    Amended and Restated Stockholders Agreement


                               Page 9 of 10 pages


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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to TPG Advisors II II, Inc. is true, complete and correct.

Dated:  November 24, 1999

                                              TPG ADVISORS II II, INC.


                                              By: /s/ Richard A. Ekleberry
                                                  ------------------------
                                              Name:  Richard A. Ekleberry
                                              Title: Vice President



                               Page 10 of 10 pages


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                                  EXHIBIT INDEX



                                     Exhibit

Exhibit 1           Restructuring Agreement
Exhibit 2           Amended and Restated Put/Call Agreement
Exhibit 3           Amended and Restated Stockholders Agreement